UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 12, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or the “Company”) (B3: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that Fibria International Trade GmbH (“FIT”), a company controlled by Fibria, executed an Export Pre-Payment Agreement in the total amount of US$ 700,000,000.00 (seven hundred million dollars) with the principal repayment expected for the 15th month, with a maturity date of up to 5 years and incidence of Libor plus interest rate of 1.15% per year (“EPP”), conditioned to the current rating of the Company. The settlement of this transaction is expected to occur on December 15, 2017.

The EPP is guaranteed by the Company and the issuance thereof is aligned with its liability management strategy, given favorable market conditions. The net proceeds from this agreement will be used to repay indebtedness. The Company aims, therefore, to balance its amortization schedule, improving the average maturity of its debt and keeping its average cost.

Fibria hereby reiterates, through the release of the information contained in this Notice to the Market, its commitment to transparency towards its shareholders and investors.

São Paulo, December 12, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial Officer and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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